SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549


                       FORM 6-K


                Report of Foreign Issuer

          Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934


           For the Month of November 21, 2002

            Commission file number: 0-30924


                      MARCONI PLC

 (Exact name of Registrant as specified in its Charter)


                   One Bruton Street
                    London W1J 6AQ
                       England
         (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


              Form 20-F   X       Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                Yes                   No X


        CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




21 November 2002

                                  Marconi plc

                              Restructuring update

London, November 21, 2002 - Following the announcement by Marconi on 29 August 2002 of the indicative terms of the proposed financial restructuring, the Company continues to make progress in documenting the transaction in conjunction with a co-ordinating committee of syndicate banks and an informal ad-hoc committee of bondholders.

The Company still expects to complete the restructuring in line with the terms announced in August, including the initial cash distribution of GBP260 million, of which GBP95 million has already been paid in the form of interest payments. There are, however, a number of detailed issues that are being addressed which have impacted the completion of the scheme documentation and listing particulars required to launch the restructuring.

The delay in finalising the documentation means that the Company no longer believes that the expected date for completion of the restructuring, 31 January 2003, is achievable. The Company is having constructive discussions with its creditor committees regarding a new target date for completion within the first quarter of 2003. The revised proposals will be considered by creditor constituencies over the next few days and the Company expects to make a further announcement in the near future. In the light of this delay, the Company has decided to postpone publication of its interim results, originally scheduled for 26 November 2002, until Thursday, 5 December 2002.

Marconi's Board continues to believe that the proposed restructuring is in the best interests of Marconi, and its stakeholders as a whole. The Board expects that it will continue to receive the support of both the syndicate banks and the informal ad-hoc committee of bondholders.



ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Name:     Joe Kelly/David Beck

Title:     Public Relations

Phone:     +44 (0) 207 306 1771

     joe.kelly@marconi.com



Name:     Heather Green

Title:     Investor Relations

Phone:     +44 (0) 207 306 1735

     heather.green@marconi.com




                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Secretary

Date: 21 November 2002